SECURITIES AND EXCHANGE COMMISSION
	                   Washington, D.C.  20549


                     	FORM 10-C


          	Report by Issuer of Securities Quoted on NASDAQ
               	Interdealer Quotation System



          	Filed Pursuant to Section 13 or 15(d) of the
         	Securities Exchange Act of 1934 and Rule 13a-17
	                      or 15d-17 thereunder






                    	GRAFF PAY-PER-VIEW INC.
	             (Exact name of Issuer as specified in charter)



                        	536 Broadway
	                     New York, NY 10012
          	(Address of principal executive offices)





Issuer's telephone number, including area code (212) 941-1434

I. CHANGE IN NUMBER OF SHARES OUTSTANDING

1. Title of Security: Common Stock, par value $.01.
2. Number of Shares outstanding before the Change:  12,106,685.
3. Number of Shares outstanding after the Change:   11,357,928.
4. Effective date of Change: See Item 5 below.
5. Method of Change:

On March 24, 1995 three persons who are officers, directors and greater than 5% shareholders of the Company exercised employee stock options to acquire an aggregate of 748,755 shares (249,585 each) of the Company's $.01 par value common stock. On December 11, 1995, these three executives rescinded their option exercise by returning the shares to the Company. The Company returned the consideration for the option exercise.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             GRAFF PAY-PER-VIEW INC.

                                             __________________________
                                             By: /s/ Daniel J. Barsky
                                             Daniel J. Barsky, Vice President
                                             and General Counsel


Dated: January 9, 1996